Exhibit 4.19.2
[Chartered’s Logo and address]
Date: 21st February 2006
Terra Investment Pte Ltd
Blk 750 Oasis, Chai Chee Road
Technopark @ Chai Chee #01-01
Singapore 499000
Attention: Mr Kenneth Tham
Dear Kenneth,
OFFER OF LEASE OF LAND KNOWN AS PRIVATE LOT A1964510 AT PLOT 6 WOODLANDS INDUSTIRAL PARK D IN WOODLANDS WAFER FAB PARK (“the Land”)
This letter serves to confirm that the terms and conditions set forth in JTC’s Offer Letter dated 16 February 2006 in respect to the subject matter are acceptable to us. Thus, please kindly proceed to accept the Offer Letter on Friday, 24th February 2006.
At the same time, we will arrange for the payment in a total amount of $619,245.50 to be wire transferred to your bank account on Thursday, 23rd February 2006 so that you could prepare the cheque in the same amount to JTC accordingly.
Thank you for your assistance.
Yours truly,
/s/ Ang Tang Yong
VP, Fab Support Operations
CHARTERED SEMICONDUCTOR MANUFACTURING LTD